No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 30, 2018, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal half year ended September 30, 2018.

Exhibit 2:

The Board of Directors of the Company, at its meeting held on October 30, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is September 30, 2018, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 2, 2018

October 30, 2018

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2018

Tokyo, October 30, 2018 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2018.

Second Quarter Results

Honda’s consolidated sales revenue for the fiscal second quarter ended September 30, 2018 amounted to JPY 3,841.7 billion, an increase of 1.7% from the same period last year, due primarily to increased sales revenue at motorcycle and financial services business operations.

Consolidated operating profit for the quarter amounted to JPY 214.4 billion, an increase of 40.2% from the same period last year, due primarily to positive impact from sales volume and model mix and the reverse effect from the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

Consolidated profit before income taxes for the quarter totaled JPY 283.0 billion, an increase of 16.7% from the corresponding period last year.

Consolidated profit for the period attributable to owners of the parent for the quarter totaled JPY 210.7billion, an increase of 21.1% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY119.66, an increase of JPY 23.11 from the corresponding period last year. One Honda American Depository Share represents one common share.

First Half Year Results

Consolidated sales revenue for the fiscal first half year ended September 30, 2018 amounted to JPY 7,865.8 billion, an increase of 5.0% from the same period last year, due primarily to increased sales revenue in all business operations.

Consolidated operating profit for the period amounted to JPY 513.8 billion, an increase of 21.7% from the same period last year, due primarily to positive impact from sales volume and model mix and the reverse effect from the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

Consolidated profit before income taxes for the period totaled JPY 641.3 billion, an increase of 11.0% from the same period last year.

Consolidated profit for the period attributable to owners of the parent totaled JPY 455.1 billion, an increase of 19.3% from the same period last year. Earnings per share attributable to owners of the parent for the period amounted to JPY 257.44, an increase of JPY 45.85 from the same period last year.

Consolidated Statements of Financial Position for the Fiscal First Half Year Ended September 30, 2018

Total assets increased by JPY 918.5 billion, to JPY 20,267.7 billion from March 31, 2018, mainly due to increased Receivables from financial services as well as foreign currency translation effects. Total liabilities increased by JPY504.0 billion, to JPY 11,619.0 billion from March 31, 2018, mainly due to increased Financial liabilities and foreign currency translation effects despite a decrease in Trade payables. Total equity increased by JPY 414.5 billion, to JPY 8,648.6 billion from March 31, 2018 due mainly to an increase in Retained earnings attributable to increased Profit for the period, despite a decrease attributable to acquisition of the Company’s own shares.

Consolidated Statements of Cash Flows for the Fiscal First Half Year Ended September 30, 2018

Consolidated cash and cash equivalents on September 30, 2018 decreased by JPY 5.6 billion from March 31, 2018, to JPY 2,250.8 billion.

The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 397.1 billion for the fiscal first half year ended September 30, 2018. Cash inflows from operating activities decreased by JPY 93.9 billion compared with the same period of the previous fiscal year, due mainly to increased payments for parts and raw materials, despite the increase in cash received from customers.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 376.8 billion. Cash outflows from investing activities increased by JPY 68.2 billion compared with the same period of the previous fiscal year, due mainly to an increase in Payments for acquisitions of other financial assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 63.9 billion. Cash outflows from financing activities decreased by JPY 50.4 billion compared with the same period of the previous fiscal year, due mainly to a decrease in repayments of financing liabilities, despite Purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2019

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2019, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2019

	Yen (billions)	Changes from FY 2018
Sales revenue	15,800.0	+2.9%
Operating profit	790.0	-5.2%
Profit before income taxes	1,010.0	-9.4%
Profit for the year	745.0	-34.0%
Profit for the year attributable to owners of the parent	675.0	-36.3%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	382.66

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 110 for the full year ending March 31, 2019.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2019 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 46.5
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 109.0
SG&A expenses	- 33.0
R&D expenses	- 32.0
Currency effect	- 173.0
Settlement of multidistrict class action litigation*	+ 53.7
Restitution income*	-14.7

Operating profit compared with fiscal year ended March 31, 2018	- 43.5

Share of profit of investments accounted for using the equity method	- 32.6
Finance income and finance costs	- 28.7

Profit before income taxes compared with fiscal year ended March 31, 2018	- 104.9

*	Litigation settlement and restitution income related to airbag inflator included in SG&A expenses in fiscal year 2018

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Dividend per Share of Common Stock

Fiscal second quarter dividend is JPY 28 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2019, is JPY 111 per share.

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2018	Sep. 30, 2018
Assets
Current assets:
Cash and cash equivalents	2,256,488	2,250,879
Trade receivables	800,463	745,835
Receivables from financial services	1,840,699	1,894,428
Other financial assets	213,177	212,253
Inventories	1,523,455	1,604,121
Other current assets	291,006	363,476

Total current assets	6,925,288	7,070,992

Non-current assets:
Investments accounted for using the equity method	679,517	774,314
Receivables from financial services	3,117,364	3,462,999
Other financial assets	436,555	454,823
Equipment on operating leases	4,088,133	4,418,596
Property, plant and equipment	3,062,433	3,041,703
Intangible assets	741,514	747,992
Deferred tax assets	129,338	136,148
Other non-current assets	169,022	160,174

Total non-current assets	12,423,876	13,196,749

Total assets	19,349,164	20,267,741

Liabilities and Equity
Current liabilities:
Trade payables	1,224,627	1,102,927
Financing liabilities	2,917,261	3,166,869
Accrued expenses	404,719	402,147
Other financial liabilities	115,405	161,797
Income taxes payable	53,595	59,364
Provisions	305,994	308,206
Other current liabilities	602,498	592,743

Total current liabilities	5,624,099	5,794,053

Non-current liabilities:
Financing liabilities	3,881,749	4,118,490
Other financial liabilities	60,005	67,773
Retirement benefit liabilities	404,401	444,267
Provisions	220,625	205,814
Deferred tax liabilities	629,722	679,406
Other non-current liabilities	294,468	309,274

Total non-current liabilities	5,490,970	5,825,024

Total liabilities	11,115,069	11,619,077

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,228
Treasury stock	(113,271)	(177,822)
Retained earnings	7,611,332	7,908,774
Other components of equity	178,292	374,800

Equity attributable to owners of the parent	7,933,538	8,363,047
Non-controlling interests	300,557	285,617

Total equity	8,234,095	8,648,664

Total liabilities and equity	19,349,164	20,267,741

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended September 30, 2017 and 2018

	Yen (millions)
	Three months ended Sep. 30, 2017	Three months ended Sep. 30, 2018
Sales revenue	3,776,199	3,841,712
Operating costs and expenses:
Cost of sales	(2,988,854)	(3,004,708)
Selling, general and administrative	(462,449)	(438,289)
Research and development	(171,951)	(184,240)

Total operating costs and expenses	(3,623,254)	(3,627,237)

Operating profit	152,945	214,475

Share of profit of investments accounted for using the equity method	82,263	63,926
Finance income and finance costs:
Interest income	9,816	11,411
Interest expense	(3,297)	(2,994)
Other, net	876	(3,776)

Total finance income and finance costs	7,395	4,641

Profit before income taxes	242,603	283,042
Income tax expense	(50,958)	(53,817)

Profit for the period	191,645	229,225

Profit for the period attributable to:
Owners of the parent	174,006	210,771
Non-controlling interests	17,639	18,454

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	96.55	119.66

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2017 and 2018

	Yen (millions)
	Three months ended Sep. 30, 2017	Three months ended Sep. 30, 2018
Profit for the period	191,645	229,225
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	6,240	310
Share of other comprehensive income of investments accounted for using the equity method	1,084	539
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	(40)
Exchange differences on translating foreign operations	79,642	127,842
Share of other comprehensive income of investments accounted for using the equity method	7,932	(3,909)

Total other comprehensive income, net of tax	94,898	124,742

Comprehensive income for the period	286,543	353,967

Comprehensive income for the period attributable to:
Owners of the parent	264,831	332,427
Non-controlling interests	21,712	21,540

Condensed Consolidated Statements of Income

For the six months ended September 30, 2017 and 2018

	Yen (millions)
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
Sales revenue	7,489,295	7,865,845
Operating costs and expenses:
Cost of sales	(5,863,643)	(6,167,404)
Selling, general and administrative	(857,272)	(809,945)
Research and development	(346,224)	(374,638)

Total operating costs and expenses	(7,067,139)	(7,351,987)

Operating profit	422,156	513,858

Share of profit of investments accounted for using the equity method	135,211	118,228
Finance income and finance costs:
Interest income	18,813	23,324
Interest expense	(6,151)	(5,957)
Other, net	7,599	(8,129)

Total finance income and finance costs	20,261	9,238

Profit before income taxes	577,628	641,324
Income tax expense	(160,475)	(145,377)

Profit for the period	417,153	495,947

Profit for the period attributable to:
Owners of the parent	381,341	455,101
Non-controlling interests	35,812	40,846

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	211.59	257.44

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2017 and 2018

	Yen (millions)
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
Profit for the period	417,153	495,947
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	12,057	434
Share of other comprehensive income of investments accounted for using the equity method	(98)	(745)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	(41)
Exchange differences on translating foreign operations	86,134	199,376
Share of other comprehensive income of investments accounted for using the equity method	11,281	(17,750)

Total other comprehensive income, net of tax	109,374	181,274

Comprehensive income for the period	526,527	677,221

Comprehensive income for the period attributable to:
Owners of the parent	484,686	635,015
Non-controlling interests	41,841	42,206

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the six months ended September 30, 2017

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				381,341		381,341	35,812	417,153
Other comprehensive income, net of tax					103,345	103,345	6,029	109,374

Total comprehensive income for the period				381,341	103,345	484,686	41,841	526,527
Reclassification to retained earnings				739	(739)	—		—
Transactions with owners and other
Dividends paid				(86,509)		(86,509)	(37,309)	(123,818)
Purchases of treasury stock			(4)			(4)		(4)

Total transactions with owners and other			(4)	(86,509)		(86,513)	(37,309)	(123,822)

Balance as of September 30, 2017	86,067	171,118	(26,193)	7,008,465	454,012	7,693,469	278,862	7,972,331

As of and for the six months ended September 30, 2018
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period				455,101		455,101	40,846	495,947
Other comprehensive income, net of tax					179,914	179,914	1,360	181,274

Total comprehensive income for the period				455,101	179,914	635,015	42,206	677,221
Reclassification to retained earnings				(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid				(95,696)		(95,696)	(57,152)	(152,848)
Purchases of treasury stock			(64,552)			(64,552)		(64,552)
Disposal of treasury stock			1			1		1
Share-based payment transactions		110				110		110

Total transactions with owners and other		110	(64,551)	(95,696)		(160,137)	(57,152)	(217,289)

Other changes				(3,770)		(3,770)		(3,770)

Balance as of September 30, 2018	86,067	171,228	(177,822)	7,908,774	374,800	8,363,047	285,617	8,648,664

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
Cash flows from operating activities:
Profit before income taxes	577,628	641,324
Depreciation, amortization and impairment losses excluding equipment on operating leases	351,815	352,269
Share of profit of investments accounted for using the equity method	(135,211)	(118,228)
Finance income and finance costs, net	18,208	(51,523)
Interest income and interest costs from financial services, net	(62,832)	(60,705)
Changes in assets and liabilities
Trade receivables	19,816	30,775
Inventories	(38,027)	(45,257)
Trade payables	(63,482)	(58,246)
Accrued expenses	8,035	(68,534)
Provisions and retirement benefit liabilities	(50,983)	1,389
Receivables from financial services	(11,620)	(106,677)
Equipment on operating leases	(108,962)	(94,718)
Other assets and liabilities	(7,709)	(30,181)
Other, net	(2,690)	2,343
Dividends received	62,090	84,022
Interest received	117,546	130,371
Interest paid	(54,613)	(67,779)
Income taxes paid, net of refunds	(127,905)	(143,450)

Net cash provided by operating activities	491,104	397,195
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(236,063)	(224,775)
Payments for additions to and internally developed intangible assets	(72,710)	(89,682)
Proceeds from sales of property, plant and equipment and intangible assets	10,293	13,882
Payments for acquisitions of investments accounted for using the equity method	(2,450)	(2,401)
Payments for acquisitions of other financial assets	(92,946)	(311,231)
Proceeds from sales and redemptions of other financial assets	84,498	237,321
Other, net	719	—

Net cash used in investing activities	(308,659)	(376,886)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	3,921,076	3,803,313
Repayments of short-term financing liabilities	(3,804,854)	(3,778,832)
Proceeds from long-term financing liabilities	695,549	851,623
Repayments of long-term financing liabilities	(784,848)	(706,970)
Dividends paid to owners of the parent	(86,509)	(95,696)
Dividends paid to non-controlling interests	(32,118)	(47,423)
Purchases and sales of treasury stock, net	(4)	(64,551)
Other, net	(22,691)	(25,380)

Net cash provided by (used in) financing activities	(114,399)	(63,916)
Effect of exchange rate changes on cash and cash equivalents	33,803	37,998

Net change in cash and cash equivalents	101,849	(5,609)
Cash and cash equivalents at beginning of year	2,105,976	2,256,488

Cash and cash equivalents at end of period	2,207,825	2,250,879

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	69,829	(14,376)	55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of ¥4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS15, if it is deemed material, while such sales was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

The impacts of adopting IFRS 15 on Honda’s condensed consolidated financial statements as of and for the six months and the three months ended September 30, 2018 are as follows:

(Condensed Consolidated Statements of Financial Position)

As of September 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	2,250,879	—	2,250,879
Trade receivables	747,596	(1,761)	745,835
Receivables from financial services	1,894,428	—	1,894,428
Other financial assets	212,253	—	212,253
Inventories	1,604,121	—	1,604,121
Other current assets	362,670	806	363,476

Total current assets	7,071,947	(955)	7,070,992

Non-current assets:
Investments accounted for using the equity method	774,303	11	774,314
Receivables from financial services	3,462,999	—	3,462,999
Other financial assets	454,823	—	454,823
Equipment on operating leases	4,418,596	—	4,418,596
Property, plant and equipment	3,041,703	—	3,041,703
Intangible assets	747,992	—	747,992
Deferred tax assets	135,864	284	136,148
Other non-current assets	159,368	806	160,174

Total non-current assets	13,195,648	1,101	13,196,749

Total assets	20,267,595	146	20,267,741

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	1,102,927	—	1,102,927
Financing liabilities	3,166,869	—	3,166,869
Accrued expenses	384,249	17,898	402,147
Other financial liabilities	161,797	—	161,797
Income taxes payable	59,364	—	59,364
Provisions	312,122	(3,916)	308,206
Other current liabilities	577,312	15,431	592,743

Total current liabilities	5,764,640	29,413	5,794,053

Non-current liabilities:
Financing liabilities	4,118,490	—	4,118,490
Other financial liabilities	67,773	—	67,773
Retirement benefit liabilities	444,267	—	444,267
Provisions	206,817	(1,003)	205,814
Deferred tax liabilities	686,050	(6,644)	679,406
Other non-current liabilities	308,090	1,184	309,274

Total non-current liabilities	5,831,487	(6,463)	5,825,024

Total liabilities	11,596,127	22,950	11,619,077

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,228	—	171,228
Treasury stock	(177,822)	—	(177,822)
Retained earnings	7,929,606	(20,832)	7,908,774
Other components of equity	376,711	(1,911)	374,800

Equity attributable to owners of the parent	8,385,790	(22,743)	8,363,047
Non-controlling interests	285,678	(61)	285,617

Total equity	8,671,468	(22,804)	8,648,664

Total liabilities and equity	20,267,595	146	20,267,741

(Condensed Consolidated Statements of Income)

For the three months ended September 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	3,828,310	13,402	3,841,712
Operating costs and expenses:
Cost of sales	(3,005,377)	669	(3,004,708)
Selling, general and administrative	(438,646)	357	(438,289)
Research and development	(184,240)	—	(184,240)

Total operating costs and expenses	(3,628,263)	1,026	(3,627,237)

Operating profit	200,047	14,428	214,475

Share of profit of investments accounted for using the equity method	63,925	1	63,926
Finance income and finance costs:
Interest income	11,411	—	11,411
Interest expense	(2,994)	—	(2,994)
Other, net	(3,776)	—	(3,776)

Total finance income and finance costs	4,641	—	4,641

Profit before income taxes	268,613	14,429	283,042
Income tax expense	(49,859)	(3,958)	(53,817)

Profit for the period	218,754	10,471	229,225

Profit for the period attributable to:
Owners of the parent	199,849	10,922	210,771
Non-controlling interests	18,905	(451)	18,454
For the six months ended September 30, 2018
	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	7,833,991	31,854	7,865,845
Operating costs and expenses:
Cost of sales	(6,168,841)	1,437	(6,167,404)
Selling, general and administrative	(810,760)	815	(809,945)
Research and development	(374,638)	—	(374,638)

Total operating costs and expenses	(7,354,239)	2,252	(7,351,987)

Operating profit	479,752	34,106	513,858

Share of profit of investments accounted for using the equity method	118,227	1	118,228
Finance income and finance costs:
Interest income	23,324	—	23,324
Interest expense	(5,957)	—	(5,957)
Other, net	(8,129)	—	(8,129)

Total finance income and finance costs	9,238	—	9,238

Profit before income taxes	607,217	34,107	641,324
Income tax expense	(136,604)	(8,773)	(145,377)

Profit for the period	470,613	25,334	495,947

Profit for the period attributable to:
Owners of the parent	429,291	25,810	455,101
Non-controlling interests	41,322	(476)	40,846

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

1. Segment information based on products and services

For the three months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	510,109	2,647,865	535,235	82,990	3,776,199	—	3,776,199
Intersegment	—	45,219	4,329	4,814	54,362	(54,362)	—

Total	510,109	2,693,084	539,564	87,804	3,830,561	(54,362)	3,776,199

Segment profit (loss)	68,520	39,223	47,251	(2,049)	152,945	—	152,945

For the three months ended September 30, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	539,319	2,624,635	596,085	81,673	3,841,712	—	3,841,712
Intersegment	—	45,529	4,196	5,289	55,014	(55,014)	—

Total	539,319	2,670,164	600,281	86,962	3,896,726	(55,014)	3,841,712

Segment profit (loss)	85,044	69,825	59,193	413	214,475	—	214,475

As of and for the six months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,018,649	5,237,800	1,072,192	160,654	7,489,295	—	7,489,295
Intersegment	—	79,854	7,061	10,263	97,178	(97,178)	—

Total	1,018,649	5,317,654	1,079,253	170,917	7,586,473	(97,178)	7,489,295

Segment profit (loss)	147,362	179,567	97,115	(1,888)	422,156	—	422,156

Segment assets	1,456,075	7,845,059	9,688,731	314,363	19,304,228	222,851	19,527,079
Depreciation and amortization	37,138	304,915	367,541	7,610	717,204	—	717,204
Capital expenditures	22,047	251,843	938,163	4,445	1,216,498	—	1,216,498
As of and for the six months ended September 30, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,094,226	5,421,971	1,185,980	163,668	7,865,845	—	7,865,845
Intersegment	—	93,384	7,486	11,136	112,006	(112,006)	—

Total	1,094,226	5,515,355	1,193,466	174,804	7,977,851	(112,006)	7,865,845

Segment profit (loss)	177,174	221,506	116,372	(1,194)	513,858	—	513,858

Segment assets	1,458,540	7,984,546	10,153,832	316,353	19,913,271	354,470	20,267,741
Depreciation and amortization	33,942	309,249	384,060	7,227	734,478	—	734,478
Capital expenditures	23,957	238,173	1,000,337	5,493	1,267,960	—	1,267,960

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to JPY 581,929 million as of September 30, 2017 and JPY 633,623 million as of September 30, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	547,386	1,936,664	158,081	933,264	200,804	3,776,199	—	3,776,199
Inter-geographic areas	510,878	131,319	50,885	160,950	1,837	855,869	(855,869)	—

Total	1,058,264	2,067,983	208,966	1,094,214	202,641	4,632,068	(855,869)	3,776,199

Operating profit (loss)	34,324	(660)	2,529	110,313	12,001	158,507	(5,562)	152,945

For the three months ended September 30, 2018
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	575,806	2,015,472	145,853	929,374	175,207	3,841,712	—	3,841,712
Inter-geographic areas	629,840	115,747	64,937	184,275	1,256	996,055	(996,055)	—

Total	1,205,646	2,131,219	210,790	1,113,649	176,463	4,837,767	(996,055)	3,841,712

Operating profit (loss)	27,402	53,483	236	127,595	7,990	216,706	(2,231)	214,475

As of and for the six months ended September 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,055,330	3,945,541	324,829	1,760,360	403,235	7,489,295	—	7,489,295
Inter-geographic areas	1,027,958	252,567	97,404	315,556	3,268	1,696,753	(1,696,753)	—

Total	2,083,288	4,198,108	422,233	2,075,916	406,503	9,186,048	(1,696,753)	7,489,295

Operating profit (loss)	55,860	100,929	9,182	208,146	26,731	400,848	21,308	422,156

Assets	4,175,437	10,988,524	685,662	2,901,384	677,984	19,428,991	98,088	19,527,079
Non-current assets other than financial instruments and deferred tax assets	2,482,510	4,914,567	108,873	701,566	178,159	8,385,675	—	8,385,675
As of and for the six months ended September 30, 2018
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,129,949	4,192,771	318,832	1,848,097	376,196	7,865,845	—	7,865,845
Inter-geographic areas	1,215,912	251,798	129,199	361,264	3,602	1,961,775	(1,961,775)	—

Total	2,345,861	4,444,569	448,031	2,209,361	379,798	9,827,620	(1,961,775)	7,865,845

Operating profit (loss)	42,114	163,843	7,271	250,109	30,625	493,962	19,896	513,858

Assets	4,373,170	11,496,432	683,043	3,039,075	620,567	20,212,287	55,454	20,267,741
Non-current assets other than financial instruments and deferred tax assets	2,596,051	4,857,844	97,064	671,714	145,792	8,368,465	—	8,368,465

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to JPY 581,929 million as of September 30, 2017 and JPY 633,623 million as of September 30, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures was filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the three months ended September 30, 2017, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018 (U.S. local time).

For the class action lawsuits and civil lawsuits other that the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Reversal of impairment loss on investments accounted for using the equity method

For the six months ended September 30, 2017, the Company recognized reversal of impairment losses of JPY 15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the six months ended September 30, 2018, the Company did not recognize any significant impairment losses.

[Translation]

October 30, 2018

To: From:	Shareholdersof Honda Motor Co., Ltd. HondaMotor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku,Tokyo, 107-8556 TakahiroHachigo Presidentand Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2019

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on October 30, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is September 30, 2018, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2019 as follows:

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on April 27, 2018)	Dividends Paid for the Second Quarter in Fiscal 2018
Record Date	September 30, 2018	September 30, 2018	September 30, 2017
Dividends per Share of Common Stock (yen)	28	27	24
Total Amount of Dividends (million yen)	49,287	—	43,254
Effective Date	November 28, 2018	—	November 29, 2017
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2.	Details of the Revised Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast (Announced on April 27, 2018)	—	—	27	27	108
Projected Dividends	—	—	28	28	111
Dividends Paid in Fiscal 2019	27	28	—	—	—
Dividends Paid in Fiscal 2018	24	24	25	27	100

3.	Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a second quarter dividend payment of ¥28 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2019. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2019 that was announced on April 27, 2018.